Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

04046002

1 November, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Release and Announcement published by the Company on 29 October, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 11/9

3

KCI KONECRANES HAS CLOSED THE ACQUISITION OF SMV LIFTTRUCKS

On 8 September 2004 KCI Konecranes Plc agreed to acquire the Swedish company SMV Lifttrucks AB (SMV). The financial, legal and environmental due diligence investigations have now been completed and clearance has been received from relevant competition authorities. SMV Lifttrucks will be consolidated into the KCI Konecranes Group's figures as of 29 October 2004.

As the business outlook for the year 2005 is stable and positive, the parties have agreed to resolve the business performance based part of the consideration already at this early stage. The total consideration for the shares of SMV Lifttrucks is therefore SEK 230 million. Additionally, KCI Konecranes will assume SMV's net debt, approx. SEK 75 million.

The consideration consists of a cash payment of SEK 214,880,000 and a transfer of 53,450 KCI Konecranes shares currently held by the Group. The shares are subject to a three-year transfer restriction as explained in a separate release today.

The acquisition is an important step in KCI Konecranes strategy to become a complete solutions provider in ports and terminals all around the world. Through SMV's complementary product ranges the Group now provides solutions that cover the entire logistics chain in harbours and intermodal terminals. SMV's dealer network will further increase KCI Konecranes presence in ports.

SMV Lifttrucks has a strong position as a supplier of container handling equipment. With a record high order intake, net sales for 2004 are expected to close at a significantly higher level compared to last year's SEK 374 million. The company employs 85 people. SMV's main markets are Europe, Asia, Australia, South America, Middle East and Africa.

SMV Lifttrucks will change its name to SMV Konecranes and will be incorporated into the Group's Special Cranes business area.

KCI Konecranes. A world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (50% of Group Sales), Standard Lifting Equipment (26 %) and Special Cranes (24 %). In 2003, Group Sales totalled EUR 665 million with over 4300 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Stig Gustavson, President & CEO, phone +358-400 411 119
Teuvo Rintamäki, Chief Financial Officer, phone +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

TRANSFER OF KCI KONECRANES PLC'S OWN SHARES

KCI Konecranes Plc has transferred a number of shares as partial consideration in a business transaction in which KCI Konecranes Group purchases all shares of SMV Lifttrucks AB, Sweden.

The transferred shares are valued at 31.28 euros per share. This is the trade weighted average closing price for KCI Konecranes share during a period of 20 trading days ending the third business day prior to Closing. The transferred shares amount to 0.37 % of all KCI Konecranes shares.

The transferred shares are subject to a 3-year transfer restriction. One third of the shares may be sold after one year from Closing, one third two years from Closing, and the rest three years from Closing.

Transfer of the company's own shares:

Date:	29.10.2004
Trading:	Transfer outside public trading
Share:	KCI1V
Total value:	EUR 1,671,916
Share amount:	53,450
Share price:	EUR 31.28

The amount of own shares held by KCI Konecranes Plc after the transfer is 210,650 shares and 1.47 % of all KCI Konecranes shares.

KCI Konecranes. A world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (50% of Group Sales), Standard Lifting Equipment (26 %) and Special Cranes (24 %). In 2003, Group Sales totalled EUR 665 million with over 4300 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, phone +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media